================================================================================




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K




ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1995

Commission file Number 0-11688

A.       American Ecology Corporation 401(k) Savings Plan

B.       American Ecology Corporation
         805 W Idaho Suite 200
         Boise ID 83702





                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                American Ecology Corporation 401(k) Savings Plan



Date   August 14, 1996                /s/  R. S. Thorn
     -----------------------    -----------------------------------------------
                                           R. S. Thorn
                                     As Trustee for the Plan

                AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS PLAN

             INDEX TO FINANCIAL STATEMENTS, EXHIBITS AND SCHEDULES

                           DECEMBER 31, 1995 AND 1994




Independent Auditors' Report

Statements of Net Assets Available for Benefits as of December 31, 1995 and
     1994

Statement of Changes in Net Assets Available for Benefits for the years Ended
     December 31, 1995 and 1994

Notes to Financial Statements
Supplemental Information:

         Item 27a - Schedule of Assets Held for Investment Purposes

         Item 27d - Schedule of Reportable Transactions

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
American Ecology Corporation 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of American Ecology Corporation 401(k) Savings Plan as of December 31, 1995 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of American Ecology Corporation 401(k) Savings Plan as of December 31, 1994 were audited by other auditors whose report dated June 30, 1995 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of American Ecology Corporation 401(k) Savings Plan as of December 31, 1995 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balukoff, Lindstrom & Co., P.A.

July 30, 1996

                AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                          DECEMBER 31,
                                                          ------------
                                                       1995             1994
                                                       ----             ----
ASSETS:
Cash                                               $    36,906      $        --
Interest receivable                                      1,868               --

Investments, at fair value:
    Equity investment funds                          4,495,155        2,925,783
    Common stock of American Ecology Corporation       189,703          112,382
    Bond fund                                          520,540          381,421
    Money market fund                                  476,502          790,492
Investment in guaranteed interest accounts at
    contract value                                     381,588          663,781
                                                   -----------      -----------
            Total investments                        6,063,488        4,873,859

Contributions receivable                               143,602          133,640
                                                   -----------      -----------
            Total assets                             6,245,864        5,007,499

LIABILITIES:
Administrative expenses payable                         87,058           72,147

Other liabilities                                        4,965               --
                                                   -----------      -----------
            Total liabilities                           92,203           72,147
                                                   -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $ 6,153,841      $ 4,935,352
                                                   ===========      ===========

The accompanying notes and schedules are an integral part of these financial statements.

                American Ecology Corporation 401(k) Savings Plan
             Statement of Net Assets Available for Benefits by Fund
                            as of December 31, 1995


                                                                                           Participant Directed
                                                       ------------------------------------------------------------------
                                                         Templeton    Fidelity      Fidelty        Phoenix     Scudder
                                                          Foreign       OTC         Advisor       Balanced     ST Bond
                                                           Fund      Portfolio     Equity GR        Fund        Fund
                                                       ------------------------------------------------------------------
ASSETS:
   Cash                                                 $   --      $    --       $   --         $   --        $   --
   Interest receivable                                      --           --           --             --            --

   Investments, at fair value:
      Equity investment funds                            747,835      938,493      1,749,402      1,059,425        --
      Common stock of American Ecology Corp                 --           --           --             --            --
      Bond fund                                             --           --           --             --         520,540
      Money market fund                                     --           --           --             --            --
   Investments in guaranteed interest accounts
      at contract value                                     --           --           --             --            --
                                                        ---------------------------------------------------------------
              Total investments                          747,835      938,493      1,749,402      1,059,425     520,540

   Contributions receivable                                 --           --           --             --            --
                                                        ---------------------------------------------------------------
              Total assets                               747,835      938,493      1,749,402      1,059,425     520,540

LIABILITIES
   Administrative expenses payable                          --           --           --             --            --
   Other liabilities                                        --           --           --             --            --
                                                        ---------------------------------------------------------------
              Total liabilities                             --           --           --             --            --
                                                        ---------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                       $747,835     $938,493     $1,749,402     $1,059,425    $520,540
                                                        ===============================================================
                                                                                                        Non-
                                                                                                    Participant
                                                                 Participant Directed                 Directed
                                                         --------------------------------------     -----------     -----------
                                                            Alex Brown      American                 Guaranteed
                                                           Cash Reserve      Ecology                  Interest
                                                          Fund Pr Series     Common       Other       Accounts         TOTALS
                                                         --------------------------------------     -----------     -----------
ASSETS:
   Cash                                                     $   --         $   --      $ 36,906      $   --          $   36,906
   Interest receivable                                          --             --         1,868          --               1,868

   Investments, at fair value:
      Equity investment funds                                   --             --          --            --           4,495,155
      Common stock of American Ecology Corp                     --          189,703        --            --             189,703
      Bond fund                                                 --             --          --            --             520,540
      Money market fund                                      476,502           --          --            --             476,502
   Investments in guaranteed interest accounts
      at contract value                                         --             --          --         381,588           381,588
                                                            -----------------------------------     ---------        ----------
              Total investments                              476,502        189,703        --         381,588         6,063,488

   Contributions receivable                                     --             --       143,602          --             143,602
                                                            -----------------------------------      --------        ----------
              Total assets                                   476,502        189,703     182,376       381,588         6,245,864

LIABILITIES
   Administrative expenses payable                              --             --        87,058          --              87,058
   Other liabilities                                            --             --         4,965          --               4,965
                                                            -----------------------------------      --------        ----------
              Total liabilities                                 --             --        92,023          --              92,023
                                                            -----------------------------------      --------        ----------
NET ASSETS AVAILABLE FOR BENEFITS                           $476,502       $189,703    $ 90,353      $381,588        $6,153,841
                                                            ===================================      ========        ==========



                           See accompanying notes.

                American Ecology Corporation 401(k) Savings Plan
             Statement of Net Assets Available for Benefits by Fund
                            as of December 31, 1994




                                                                            Participant   Directed
                                                          ------------------------------------------------------------
                                                           Templeton    Fidelity      Fidelty     Phoenix      Scudder
                                                            Foreign        OTC        Advisor    Balanced      ST Bond
                                                             Fund       Portfolio    Equity GR     Fund         Fund
                                                          ------------------------------------------------------------
ASSETS:
   Investments, at fair value:
    Equity investment funds                                 $443,385    $583,702    $1,094,028    $804,668    $   --
    Common stock of American Ecology Corp                       --          --            --          --          --
    Bond fund                                                   --          --            --          --       381,421
    Money market fund                                           --          --            --          --          --
   Investments in guaranteed interest accounts
      at contract value                                         --          --            --          --          --
                                                            ----------------------------------------------------------
                      Total investments                      443,385     583,702     1,094,028     804,668     381,421

   Due from (to) other funds                                 228,197      99,441       114,754       7,401      14,339
   Contributions receivable                                     --          --            --          --          --
                                                            ----------------------------------------------------------
                      Total assets                           671,582     683,143     1,208,782     812,069     395,760

LIABILITIES
   Administrative expenses payable                              --          --            --          --          --
                                                            ----------------------------------------------------------
                      Total liabilities                         --          --            --          --          --
                                                            ----------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                           $671,582    $683,143    $1,208,782    $812,069    $395,760
                                                            ==========================================================
                                                                                                   Non-
                                                                                                Participant
                                                                   Participant Directed           Directed
                                                            ---------------------------------   -----------  -----------
                                                              Alex Brown   American             Guaranteed
                                                             Cash Reserve   Ecology              Interest
                                                             Fund Pr Serie  Common     Other     Accounts       TOTALS
                                                             --------------------------------   -----------  -----------
ASSETS:
   Investments, at fair value:
    Equity investment funds                                    $  --       $   --    $   --     $   --       $2,925,783
    Common stock of American Ecology Corp                         --        112,382      --         --          112,382
    Bond fund                                                     --           --        --         --          381,421
    Money market fund                                           790,492        --        --         --          790,492
   Investments in guaranteed interest accounts
      at contract value                                            --          --        --      663,781        663,781
                                                               ------------------------------   --------     ----------
                      Total investments                         790,492     112,382      --      663,781      4,873,859

   Due from (to) other funds                                   (499,135 )    32,295      --        2,708           --
   Contributions receivable                                        --          --     133,640      --           133,640
                                                               ------------------------------   --------     ----------
                      Total assets                              291,357     144,677   133,640    666,489      5,007,499

LIABILITIES
   Administrative expenses payable                                 --          --      72,147       --           72,147
                                                               ------------------------------   --------     ----------
                      Total liabilities                            --          --      72,147       --           72,147
                                                               ------------------------------   --------     ----------

NET ASSETS AVAILABLE FOR BENEFITS                              $291,357    $144,677   $61,493   $666,489     $4,935,352
                                                               ==============================   ========     ==========



                            See accompanying notes.

                AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     YEARS ENDED DECEMBER 31, 1995 AND 1994


                                                             1995            1994
                                                         -----------       ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income (loss)
       Net appreciation in fair value of investments     $   696,284     $  (172,024)
       Interest                                               29,767          54,730
       Dividends                                             308,376         122,122
                                                         -----------     -----------
                                                           1,034,427           4,828

Contributions:
       Employer                                              434,387         343,417
       Employee                                            1,069,709         836,387
                                                         -----------     -----------
                                                           1,504,096       1,179,804

Rollovers from other plans                                       --          472,869
                                                         -----------     -----------

       Total additions                                     2,538,523       1,657,501

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
       Withdrawal and benefit payments                     1,228,011         633,053
       Administrative expenses and other                      92,023          34,592
                                                         -----------     -----------

       Total deductions                                    1,320,034         667,645

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS          1,218,489         989,856

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year       4,935,352       3,945,496
                                                         -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS, end of year           $ 6,153,841     $ 4,935,352
                                                         ===========     ===========

The accompanying notes and schedules are an integral part of these financial statements.

                American Ecology Corporation 401(k) Savings Plan
       Statement of Changes in Net Assets Available for Benefits by Fund
                      for the Year Ended December 31, 1995


                                                                        Participant Directed
                                                    ---------------------------------------------------
                                                    Templeton  Fidelity    Fidelty   Phoenix   Scudder
                                                     Foreign      OTC      Advisor  Balanced   ST Bond
                                                       Fund    Portfolio  Equity GR    Fund      Fund
                                                    ---------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income (loss)
     Net appreciation in fair value of investments   $  7,108   $224,588   $403,074  $ 142,662   $27,091
     Interest                                            --         --         --        --        --
     Dividends                                         34,379     57,056     84,136     85,425    20,847
                                                     --------------------------------------------------
                                                       41,487    281,644    487,210    228,087    47,938

  Contributions
     Employer match                                    52,389     44,135     96,551     57,878    20,078
     Employee rollover                                 27,659     10,603     64,410     30,406    20,964
     Employee deferral                                162,608    141,264    304,380    170,320    70,459
                                                     --------------------------------------------------
                                                      242,656    196,002    465,341    258,604   111,501
                                                     --------------------------------------------------
     Total additions                                  284,143    477,646    952,551    486,691   159,439

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Withdrawals and benefit payments                    175,069    187,170    432,936    271,696    62,198
  Administrative expenses and other                     8,296     10,147     16,533     12,263     6,367
                                                     --------------------------------------------------
     Total deductions                                 183,365    197,317    449,469    283,959    68,565

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR BENFITS BEFORE INTERFUND TRANSFERS              100,778    280,329    503,082    202,732    90,874

  Interfund transfers                                 (24,525)   (24,979)    37,538     44,624    33,906
                                                     --------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR BENFITS                                76,253    255,350    540,620    247,356   124,780

NET ASSETS AVAILABLE FOR BENEFITS  01/01/95           671,582    683,143  1,208,782    812,069   395,760
                                                     --------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS  12/31/95          $747,835   $938,493 $1,749,402 $1,059,425  $520,540
                                                     ========   ======== ========== ========== ========





                                                                                                      Non-
                                                                                                   Participant
                                                                  Participant Directed               Directed
                                                         ---------------------------------------    -----------
                                                          Alex Brown      American                 Guaranteed
                                                         Cash Reserve     Ecology                   Interest
                                                         Fund Pr Serie     Common        Other      Accounts        TOTALS
                                                         -------------    -------       --------   -----------    ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income (loss)
     Net appreciation in fair value of investments          $    --      $(108,239)     $   --        $   --      $  696,284
     Interest                                                    --            --          3,039       26,728         29,767
     Dividends                                                26,533           --            --           --         308,376
                                                            ------------------------------------      -------     ----------
                                                              26,533      (108,239)        3,039       26,728      1,034,427

  Contributions
     Employer match                                           15,835        95,676        51,845          --         434,387
     Employee rollover                                         4,117         6,302           --           --         164,461
     Employee deferral                                        49,930        48,170       (41,883)         --         905,248
                                                            ------------------------------------      -------     ----------
                                                              69,882       150,148         9,962          --       1,504,096
                                                            ------------------------------------      -------     ----------
     Total additions                                          96,415        41,909        13,001       26,728      2,538,523

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Withdrawals and benefit payments                            65,631        25,523           --         7,788      1,228,011
  Administrative expenses and other                            6,043         2,131        19,876       10,367         92,023
                                                            ------------------------------------      -------     ----------
     Total deductions                                         71,674        27,654        19,876       18,155      1,320,034

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR BENFITS BEFORE INTERFUND TRANSFERS                      24,741        14,255        (6,875)       8,573      1,218,489

  Interfund transfers                                        160,404        30,771        35,735     (293,474)           --
                                                            ------------------------------------      -------     ----------

NET INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR BENFITS                                      185,145        45,026        28,860     (284,901)     1,218,489

NET ASSETS AVAILABLE FOR BENEFITS  01/01/95                  291,357       144,677        61,493      666,489      4,935,352
                                                            ------------------------------------      -------     ----------

NET ASSETS AVAILABLE FOR BENEFITS  12/31/95                 $476,502      $189,703       $90,353     $381,588     $6,153,841
                                                            ====================================     ========     ==========


                            See accompanying notes.

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994


NOTE A - DESCRIPTION OF THE PLAN

General

American Ecology Corporation 401(k) Savings Plan ("the Plan"), was adopted effective January 1, 1987, as a defined contribution plan. The Plan covers all employees of American Ecology Corporation and its subsidiaries ("the Company"), hired in a job category which will result in 1,000 hours of service during any consecutive 12-month period and who have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan.

An administrative committee, appointed by the board of directors of the Company, is responsible for the general administration of the Plan. The administrative committee appoints a member of the administrative committee to serve as Plan administrator. The administrative committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants and direct disbursements of benefits in accordance with the provisions of the Plan. Prior to May 1, 1995, the administrative committee appointed three employees of the Company as trustees, who had the authority to control the assets of the Plan in accordance with the terms of the Plan. During this period, Alex Brown & Sons, Incorporated was appointed as custodian of the Plan's assets, authorizing Alex Brown to manage the Plan's assets.

Effective May 1, 1995, the administrative committee appointed Hand and Associates as recordkeeper and American Industries Trust Company as trustee of the Plan.

Employee Contributions

Participants may elect to defer any whole percentage up to 10 percent of their compensation, as defined by the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Service, and have the Company make contributions to the Plan on their behalf through payroll deductions. Participant contributions are fully vested and nonforfeitable. Participants may elect to deposit their contributions in any of the investment options available.

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994


NOTE A - DESCRIPTION OF THE PLAN (Continued)

Employer Contributions

The Company also contributes a matching amount on behalf of each participant equal to 55 percent of the amount of compensation deferred by each participant for the calendar quarter not exceeding 3.3 percent of compensation. The Company's matching contributions are subject to the vesting schedule detailed below. Since January 1, 1993, the matching contributions have been directed by the participant.

Vesting

The vesting schedule is as follows on Company matching contributions and actual earnings thereon:

                                       Percentage of
          Service                     Vested Interest
          -------                     ---------------
          1 year                               20%
          2 years                              60
          3 years                             100

Participants vest immediately in their deferrals plus actual earnings thereon. The Plan provides for participants to be fully vested upon death, permanent disability or the attainment of age 65.

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the following seven investment options:

   Templeton Foreign Fund - seeks capital growth by investing in stocks and debt obligations of companies and governments principally outside the United States.

   Fidelity OTC Portfolio - seeks capital growth by investing primarily in securities traded in the over-the-counter securities market.

   Fidelity Advisor Equity Growth Fund - seeks capital growth by investing in common stock, preferred stock, and securities convertible to common stock with above average growth statistics.

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994


NOTE A - DESCRIPTION OF THE PLAN (Continued)

   Phoenix Balanced Fund - seeks capital growth and conservation of capital by investing in common stocks and fixed- income securities such as U.S. Treasury obligations.

   Scudder Short-Term Bond Fund - seeks high level of income consistent with a high degree of principal stability by investing in high quality short-term bonds, including U.S. government securities and corporate debt securities.

   Alex Brown Cash Reserve Fund Prime Series - seeks preservation of capital and liquidity by investing in money market investments, including U.S. Treasury obligations.

   American Ecology Corporation Common Stock - invests in common stock of American Ecology Corporation.

Prior to January 1993, the Company had entered into a group annuity contract with Principal Mutual Life Insurance Company ("PMLIC"). The Company and participants had several investment options under this contract and had utilized guaranteed interest accounts which bear interest at a rate in effect at the date of contribution as determined by PMLIC (composite rate of 8.39% at December 31, 1995 and 1994) and mature through December 31, 1997. The balances in the guaranteed interest accounts will remain in such accounts until maturity or withdrawal by the employee.

Participant Accounts

Each participant's account is credited with the participant's contributions and the Company's matching contributions. Dividend and interest income, net of administrative expenses with respect to each category of investments, is allocated quarterly to participants' accounts based upon their pro-rata share of the equity in each investment fund before such allocation. Forfeitures of terminated participants' nonvested benefits are applied to pay administrative expenses and reduce the Company's contributions to the Plan. No forfeitures were utilized during fiscal 1994 to pay administrative expenses.

Payment of Withdrawals and Benefits

Upon normal retirement or death, vested benefits due to participants and their beneficiaries may be paid in the form of either a lump-sum distribution or fixed period annuities.

Terminated employees who have a vested balance greater than $3,500 and current employees who have discontinued contributions to the Plan are not required to withdraw amounts from their Plan accounts.

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994


NOTE A - DESCRIPTION OF THE PLAN (Continued)

The Plan has provisions for hardship withdrawals from the participant's deferral account. Matching contributions and allocated earnings are not available for hardship withdrawals.

Expenses

Expenses of administering the Plan are the responsibility of the Plan. During the years ended December 31, 1995 and 1994, $92,023 and $21,501, respectively, of administrative expenses were paid by the Company on behalf of the Plan and are to be reimbursed by the Plan. These amounts are included in administrative expenses payable.

Termination

Although the Company expects to continue the Plan indefinitely, the Company may terminate the Plan in whole or in part at any time upon giving written notice to all parties concerned. If the Plan is terminated, the account of each participant will be fully vested and nonforfeitable as of the effective date of the Plan termination.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Investment Valuation and Income Recognition

Investments in guaranteed interest accounts are carried at contract value, which approximates principal amounts contributed to the accounts, plus accrued interest, less distributions from the contract. Investments in all other investment options are carried at their fair value measured and quoted market prices in active markets or by the contracted price. Investment income is recorded as earned.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994

NOTE B - SUMMARY OF ACCOUNTING POLICIES (Continued)

Reclassification

Certain 1994 amounts have been reclassified to conform with the presentation of the 1995 financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - GUARANTEED INTEREST ACCOUNTS

The guaranteed interest accounts held by the Plan are as follows:

                                                           December 31,
                                                    --------------------------
                                                      1995             1994
                                                    ----------      ----------
Guaranteed interest account with interest at
     rate in effect at date of contribution
     (rate of 8.00% at December 31, 1994),
     maturing on December 31, 1994                  $     --      $   280,335

Guaranteed interest account with interest at
     rate in effect at date of contribution
     (rate of 4.94% at December 31, 1994),
     maturing on September 30, 1995                       --           16,512

Guaranteed interest account with interest at
     rate in effect at date of contribution
     (rates of 8.15% to 8.30% at
     December 31, 1995 and 1994)
     maturing on December 31, 1995                     280,342        267,208

Guaranteed interest account with interest at
     rate in effect at date of contribution
     (rates of 7.00% to 7.08% at December 31, 1995
     and 7.02% at December 31, 1994), maturing on
     September 30, 1996                                  1,730          1,716


                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994



NOTE C - GUARANTEED INTEREST ACCOUNTS (Continued)

Guaranteed interest account with interest at
     rate in effect at date of contribution
     (rate of 6.85% at December 31, 1995 and 1994),
     maturing on December 31, 1996                         98,091        96,445

Guaranteed interest account with interest at
     rate in effect at date of contribution
     (rates of 5.78% to 5.92% at December 31, 1995
     and 5.89% at December 31, 1994), maturing on
     September 30, 1997                                     1,425         1,565
                                                         --------      --------
                                                         $381,588      $663,781
                                                         ========      ========

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter on September 7, 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 1995.

NOTE E - PLAN SPONSOR GOING CONCERN

The Company issued its latest audited financial statements as of December 31, 1995. Included in the independent auditor's report was a paragraph regarding the substantial doubt about the Company's ability to continue as a going concern. Failure of the Company to continue as a going concern could ultimately affect the Plan.

                           SUPPLEMENTAL  INFORMATION

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1995

            Current
            -------
       Identity of Issue          Description            Shares         Cost             Value
       -----------------          -----------            ------      ----------      -----------
Templeton Funds, Inc.            Foreign Fund            81,463      $  752,003      $   747,835

Fidelity Institutional
     Retirement Services
     Company                     OTC Portfolio           30,943         830,160          938,493

Fidelity Institutional
     Retirement Services         Advisor Equity
     Company                     Growth Fund             46,638       1,548,136        1,749,402

Phoenix Equity Planning
Corporation                      Balanced Fund           63,061       1,004,078        1,059,425

Scudder                          Short Term Bond Fund
                                                         45,862         506,002          520,540

Alex Brown & Sons                Cash Reserve Fund
                                 Prime Series           476,503         476,503          476,502

American Ecology Corporation

                                 Common Stock            58,370         264,401          189,703

Principle Mutual Life
     Insurance Company:
          Maturing December 31, 1995,
               with interest rates of 8.15% to 8.30%        --          280,342          280,342
          Maturing September 30, 1996,
               with interest rates of 7.00% to 7.08%        --            1,730            1,730
          Maturing December 31, 1996,
               with interest rate of 6.85%                  --           98,091           98,091
          Maturing September 30, 1997,
               with interest rates of 5.78% to 5.92%        --
                                                                          1,425            1,425
                                                                     ----------       ----------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES
                                                                     $5,762,871       $6,063,488
                                                                     ==========       ==========

                American Ecology Corporation 410(k) Savings Plan
                 Item 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1995


                                                                                                 Current Value
                                                                                                   of Asset
                                                      Purchase        Selling       Cost of       at Date of         Net
  Identity of Party Involved       Description          Price          Price         Asset        Transaction     Gain (loss)
- ----------------------------       -----------        --------        -------       -------       -----------    ------------
Category (iii):  A series of transactions in excess of 5% of plan assets

Templeton Funds, Inc.            Templeton Foreign Fund
                                     Purchases        $  536,266    $       --    $  536,266     $  536,266         $     --
                                     Sales                    --       263,183       252,745        263,183           10,438

Fidelity Institutional RetirementFidelity OTC
     Services Company                Purchases           433,569            --       433,569        433,569               --
                                     Sales                    --       298,817       269,954        298,817           28,864

Fidelity Institutional RetirementFidelity Advisor Equity
     Services Company                Purchases           784,069            --       784,069        784,069               --
                                     Sales                    --       559,436       464,361        559,436           95,075

Phoenix Equity Planning          Phoenix Series Balanced
     Corporation                     Purchases           444,928            --       444,928        444,928               --
                                     Sales                    --       314,293       294,145        314,293           20,148


A reportable transaction represents a transaction or series of transactions in the same security involving an aggregate amount in excess of 5% of the Plan assets as of January 1, 1995. There were no category (i), (ii), or (iv) reportable transactions during 1995